UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of November

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                       16 November 2006

                                BioProgress plc

        Patent published for nicotine in an orally dissolving thin strip

London, UK, 16 November 2006: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce the publishing of a worldwide patent, WO2006114604, for the incorporation of nicotine in an oral thin strip.

This patent marks a significant step forward for the development of the company's Smoking Cessation / Nicotine Replacement Therapy franchise.

BioProgress has developed a sub-lingual film offering a rapidly absorbed low dose of nicotine, which the company intends to take into the clinic during the second half of 2007.  The company is currently talking with a number of strategic partners in relation to the commercialisation of this product.

The smoking cessation market in the UK alone has sales in excess of £88m
(Information Resources Inc). BioProgress believes that its novel developments in this area will potentially generate revenues either through its sales and marketing division or through partnering with larger pharmaceutical companies.

Currently, there are an estimated 1.3 billion smokers in the world. The death toll from tobacco consumption is now 5 million people a year; if present consumption patterns continue, the number of deaths will nearly double, reaching close to 10 million by the year 2020 (World Health Organisation 2006).

Steve Martin, Chief Development Officer, BioProgress, said:

"The publication of the patent allows the pharmaceutical team to accelerate development of this exciting project. BioProgress has significant experience in the area of Nicotine Replacement Therapy, including the development and the process of switching products in the US market from "Prescription to Over the
Counter status."

For further information:

BioProgress Plc                                    + 44 (0) 20 7098 9880
Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                            + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGELTM polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company"s filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

END

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: November 15, 2006